                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                                 Footstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   344912-10-0
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 27, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. see Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------
CUSIP No.  344912-10-0
-----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Partners, L.P., a Delaware limited partnership
                 22-2875193
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                 WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]

                 N/A
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                                 2,206,010
        NUMBER OF               ------------------------------------------------
          SHARES                8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                0
           EACH                 ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                                  2,206,010
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                                    3,240,800
--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]
                                    N/A
--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    16.26%(1)
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON

                                    PN
--------------------------------------------------------------------------------

(1) Based on 19,925,315 shares of Common Stock issued and outstanding as of September 29, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001.

-----------------------
CUSIP No.  344912-10-0
-----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Limited, a Bermuda corporation

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

                      N/A
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bermuda
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                           438,414
             NUMBER OF     -----------------------------------------------------
              SHARES       8      SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                      0
               EACH        -----------------------------------------------------
            REPORTING      9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                        438,414
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
              11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                                   3,240,800
--------------------------------------------------------------------------------
              12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                           [ ]

                                   N/A
--------------------------------------------------------------------------------
              13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                           ROW (11)

                                   16.26%(1)
--------------------------------------------------------------------------------
              14           TYPE OF REPORTING PERSON

                                   CO
--------------------------------------------------------------------------------

     (1) Based on 19,925,315 shares of Common Stock issued and outstanding as of September 29, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001.

------------------------
CUSIP No.  344912-10-0
------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Institutional Partners, L.P., a Delaware limited partnership
                      06-1456821
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                   78,785
           NUMBER OF               ---------------------------------------------
           SHARES                  8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
            EACH                   ---------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                   78,785
                                   ---------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                       3,240,800
--------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                        [ ]

                                       N/A
--------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   16.26%(1)
--------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 19,925,315 shares of Common Stock issued and outstanding as of September 29, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001.

------------------------
CUSIP No.  344912-10-0
------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Investors, L.L.C., a Delaware limited liability
                      company
                      13-4095958
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                   517,591
           NUMBER OF               ---------------------------------------------
           SHARES                  8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
            EACH                   ---------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                   517,591
                                   ---------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                       3,240,800
--------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                       [ ]

                                       N/A
--------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   16.26%(1)
--------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       LLC
--------------------------------------------------------------------------------

(1) Based on 19,925,315 shares of Common Stock issued and outstanding as of September 29, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001.

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P. and ESL Investors, L.L.C., by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

         The final sentence of Item 1 is hereby amended and restated in its entirety as follows:

         The address of the principal executive offices of the Issuer is 1 Crosfield Avenue, West Nyack, New York 10994.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional and Investors, dated as of December 20, 2000 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to
Schedule 13D, filed on December 20, 2000), each of ESL, Limited, Institutional and Investors may be deemed to beneficially own 3,240,800 Shares (which is approximately 16.26% of the Shares outstanding as of September 29, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001, filed with the Securities and Exchange Commission on November 13, 2001).

         (b)

                                               Sole           Shared             Sole             Shared
                                              Voting          Voting          Dispositive       Dispositive
                                               Power           Power             Power             Power
                                             ----------       -------         -----------       -----------
ESL Partners, L.P.                           2,206,010           0              2,206,010             0
ESL Limited                                    438,414           0                438,414             0
ESL Institutional Partners, L.P.                78,785           0                 78,785             0
ESL Investors, L.L.C.                          517,591           0                517,591             0

         (c) All transactions in the Shares during the past sixty days, not previously reported by any of the Filing Persons, are set forth on Schedule A attached hereto.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2001


                                    ESL PARTNERS, L.P.

                                    By:  RBS Partners, L.P., its general partner
                                    By:  ESL Investments, Inc., its general
                                         partner

                                         By:     /s/ EDWARD S. LAMPERT
                                            ------------------------------------
                                                 Edward S. Lampert
                                                 Chairman

                                    ESL LIMITED

                                    By:  ESL Investment Management, LLC, its
                                         investment manager

                                         By:     /s/ EDWARD S. LAMPERT
                                            ------------------------------------
                                                 Edward S. Lampert
                                                 Managing Member

                                    ESL INSTITUTIONAL PARTNERS, L.P.

                                    By:  RBS Investment Management, LLC, its
                                         general partner

                                         By:     /s/ EDWARD S. LAMPERT
                                            ------------------------------------
                                                 Edward S. Lampert
                                                 Managing Member

                                    ESL INVESTORS, L.L.C.

                                    By:  RBS Partners, L.P., its manager
                                    By:  ESL Investments, Inc., its general
                                         partner

                                         By:     /s/ EDWARD S. LAMPERT
                                            ------------------------------------
                                                 Edward S. Lampert
                                                 Chairman

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                               THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL NOT PREVIOUSLY REPORTED WERE:

                       Date of Sale              Shares Sold            Price Per Share
                       ------------              -----------            --------------
                         11/26/01                   70,610                  $34.150
                         12/12/01                    2,726                   32.000
                         12/27/01                  106,173                   30.528
                         12/28/01                   32,506                   30.737

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL NOT PREVIOUSLY REPORTED WERE:

                       Date of Sale             Shares Sold            Price Per Share
                       ------------              -----------            --------------
                         11/26/01                      49                 $34.150
                         12/12/01                     215                  32.000
                         12/19/01                   2,000                  30.350
                         12/19/01                   2,000                  30.522
                         12/27/01                     820                  30.528
                         12/28/01                     982                  30.737

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS NOT PREVIOUSLY REPORTED WERE:

                       Date of Sale             Shares Sold            Price Per Share
                       ------------              -----------            --------------
                         11/26/01                  13,441                 $34.150
                         12/12/01                   3,059                  32.000
                         12/19/01                  10,000                  30.350
                         12/19/01                  57,000                  30.522
                         12/27/01                   6,807                  30.528
                         12/28/01                   9,412                  30.737